J.P. Morgan Exchange-Traded Fund Trust

277 Park Avenue

New York, New York 10172

VIA EDGAR

February 10, 2021

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 304

Dear Ms. White:

This letter is in response to the comments you provided telephonically on January 21, 2021 with respect to the filing related to the JPMorgan Short Duration Core Plus ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.

Comment: We note your statement that the Fund uses a multi-sector strategy; however, the way you use “sector” (to distinguish between investment grade and non-investment grade, for example) is different from other funds that use sector to describe underlying business attributes (e.g., defense sector, tech sector). Please advise whether referencing “sector” in this way is commonplace, and if not, consider using another term to describe your strategy.

Response: We have reviewed the disclosure and respectfully believe that the disclosure is appropriate. We believe that it is commonplace among fixed income investors for the term “sector” to be used to describe different categories of fixed income investments. Although “sector” is often used to describe underlying business attributes within the context of equity investment products, we do not believe such a connotation extends to the context of fixed income investment products.

3.

Comment: Please disclose in the principal investment strategies section whether the Fund will invest in private, non-agency, below investment grade mortgage-backed securities and, if so, the maximum percentage of assets that may be allocated to them.

Response: While the Fund may invest up to 5% of its assets in such securities in the future, investments in such securities are not part of the Fund’s principal investment strategies.

4.	Comment: Please explain in the Fund’s Rule 485(b) filing what “credit-oriented trades” are.

Response: In response to this comment, the relevant disclosure will be updated to the following:

“…the Fund may utilize other relative value strategies involving credit-oriented trades (such as credit default swaps or credit default swap indices), combinations of derivatives, and combinations of derivatives and fixed income securities.”

5.

Comment: Items 4 and 9 of Form N-1A require you to disclose a fund’s principal investment strategies, which, as noted in Instruction 2 to Item 9(b)(1) of Form N-1A, “depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.” Each Fund’s current disclosure in the “What are the Fund’s main investment strategies” section indicates that, as part of its investment process, the adviser seeks to assess the impact of certain environmental, social and governance (“ESG”) factors to identify issuers that it believes may be negatively impacted by such factors relative to other issuers. As written, it is unclear that the ESG analysis is closely integrated into the investment decision making process to such an extent that it could be considered part of each Fund’s principal investment strategies. Please either (1) expand on the disclosure to address the specific ESG factors considered - including the types of data and analysis reviewed - and how the factors relate to buy/sell decisions or (2) relocate the disclosure to a more appropriate location.

Response: We respectfully acknowledge your comment. The disclosure related to ESG factors is not provided in response to Item 9(b)(1), which requires a Fund to describe its principal investment strategy, but rather the disclosure relates to Item 9(b)(2), which requires a Fund to explain “in general terms how the Fund’s adviser decides which securities to buy and sell.” Per Form N-1A, the Item 4 disclosure should be based on the information given in response to Item 9(b) (not just Item 9(b)(1)). As a result, we believe it is appropriate, in compliance with Form N-1A and not misleading to provide a summary of the adviser’s investment process in the

“What are the Fund’s main investment strategies” section, as it provides information to shareholders as to how the adviser decides which securities to buy and sell. In addition, we believe the level of detail explaining the ESG factors is appropriate. As indicated in the disclosure, the portfolio managers assess the impact of ESG factors on the cash flows of many companies in which they may invest. Such analysis is part of each Fund’s normal investment process and is integrated into the adviser’s research process. The first paragraph of the “The Fund’s Main Investment Risks” section states the risks associated with management risk, noting that each “Fund is subject to management risk and may not achieve its objective if the adviser’s expectations regarding particular instruments or markets are not met.” Therefore, no changes have been made in response to this comment.

6.	Comment: Please disclose in the principal investment strategies section that the Fund will invest in credit risk transfer securities and credit linked notes, as the Fund states on page 5.

Response: The requested change will be made.

7.

Comment: Under Interest Rate Risk on page 14, there is a reference that the “the Federal Reserve has begun to raise interest rates.” Please periodically review risk disclosures for market related changes, including changes to government, fiscal and monetary policy.

Response: In response to the comment, the disclosure in this section will be reviewed and modified, as appropriate.

8.

Comment: Under High Yield Securities Risk, on page 14, please reconcile the first sentence (that the Fund “may invest up to 100% of its total assets in high yield, high risk securities”) with the statement in the summary prospectus that the Fund “will not invest more than 30% of its net assets in below investment grade securities (or the unrated equivalent) under normal conditions.”

Response: The disclosure will be revised to remove the reference to the Fund having the ability to invest up to 100% of its total assets in high yield securities.

9.

Comment: High Yield Securities Risk, on page 15, includes a sentence stating that “the Fund is intended for investors who are able and willing to assume a high degree of risk.” Please include this sentence in the summary section of the Prospectus.

Response: In response to the comment, the disclosure will be revised to remove this sentence.

10.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies...” The staff notes that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) of the Investment Company Act of 1940 (the “1940 Act”), which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Trust believes that the current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary